Exhibit 99.1

Calavo Growers, Inc. Announces First Quarter 2026 Financial Results

SANTA PAULA, Calif., March 12, 2026 (GLOBE NEWSWIRE) -- Calavo Growers, Inc. (Nasdaq-GS: CVGW) (“Calavo” or the “Company”), a global leader in sourcing, packing and distribution of fresh avocados, tomatoes, papayas and processing of guacamole and other avocado products, today reported its financial results for the first fiscal quarter ended January 31, 2026.

Comparison of First Quarter of Fiscal Year 2026 vs. Prior Year Period

•	Total net sales were $122.2 million, compared to $154.4 million
•	Gross profit was $15.2 million, compared to $15.7 million
•	SG&A expense was $16.4 million, impacted by $7.2 million of non-recurring, primarily M&A-related expenses, compared to $10.3 million, impacted by $0.7 million of non-recurring expenses
•	Net income of $0.7 million, compared to $4.4 million
•	Adjusted net income of $4.8 million, or $0.27 per diluted share, compared to $6.3 million, or $0.35 per diluted share
•	Adjusted EBITDA was $8.0 million, compared to $9.3 million

Adjusted net income, Adjusted net income per diluted share, and Adjusted EBITDA are non-GAAP financial measures.  See “Non-GAAP Financial Measures” at the end of this press release for additional information, definitions, and reconciliations to the most directly comparable GAAP financial measures.

Management Commentary

“Across the first fiscal quarter, we saw sequential improvement in both our Fresh and Prepared segments,” said B. John Lindeman, President and Chief Executive Officer of Calavo. “In Fresh, we executed well around seasonal demand, including Super Bowl-related retail opportunities, increasing sales volumes substantially over the prior year while maintaining solid per-unit margins in a pressured pricing environment. Our Prepared segment continued to demonstrate strong momentum in the quarter. Our quarterly sales volumes increased more than 20% over the prior year as our team successfully onboarded new customers, expanded several existing relationships, and benefited from the contribution of newer retail offerings. We also continued to manage SG&A expenses, which, when adjusted for M&A related expenses and other non-recurring expenses, were down over the prior year.”

“Looking ahead to the second fiscal quarter, we expect volume growth across both segments and believe our scale, customer relationships, and margin discipline position us well to navigate a dynamic pricing environment. We anticipate the fresh avocado pricing environment will remain pressured, primarily due to a large Mexican crop.”

“We are also making progress on our previously announced merger with Mission Produce. We completed several required merger related filings, including our initial antitrust submissions in the U.S. and Mexico, and a preliminary joint proxy statement. We remain focused on closing the transaction in the third fiscal quarter of 2026, subject to regulatory and shareholder approvals.”

First Quarter 2026 Overview

Net sales decreased to $122.2 million as compared to $154.4 million from the prior year quarter. Fresh segment sales were $104.7 million, a 25% decrease from the prior year quarter. The lower sales primarily reflect a 35% decline in average avocado selling prices, partially offset by a 17% increase in avocado carton volume, which we believe slightly outpaced the broader industry increase. Fresh segment sales were also impacted by a 48% decline in tomato sales, driven by lower carton volumes and average selling prices. Prepared segment sales were $17.5 million, a 20% increase from the prior year quarter, primarily due to a 21% increase in pounds sold. The improvement in the Prepared segment reflects expanded sales to existing customers and new customer wins across retail and foodservice channels.

Gross profit was $15.2 million, or 12% of net sales, compared to $15.7 million, or 10% of net sales, in the prior year quarter. Fresh segment gross profit was $10.3 million, a 15% decrease from the prior year quarter, primarily reflecting lower avocado selling prices and lower tomato volumes and pricing during the quarter. Prepared segment gross profit increased to $4.9 million, a 36% increase from the prior year quarter, primarily reflecting higher sales volumes, lower fruit input costs, and improved operating efficiencies.

Selling, general, and administrative (“SG&A”) expenses totaled $16.4 million for the first fiscal quarter, compared to $10.3 million in the prior year quarter. SG&A in the current quarter included approximately $7.2 million of non-recurring expenses, primarily consisting of $4.9 million of transaction-related costs, $1.2 million of non-recurring stock-based compensation, $0.6 million related to a Fresh Cut Business (divested in the fourth fiscal quarter of 2024) legal settlement, and $0.5 million of onboarding costs related to senior leadership changes and other items.

Adjusted net income was $4.8 million, or $0.27 per diluted share, compared to $6.3 million, or $0.35 per diluted share, in the prior year quarter. Adjusted EBITDA was $8.0 million, compared to $9.3 million in the prior year quarter.

Balance Sheet, Liquidity and Cash Flow

We ended the first quarter with cash and cash equivalents of $47.7 million and $79.8 million in available liquidity, which we define as cash and cash equivalents plus available borrowing capacity under our revolving credit facility.  As of January 31, 2026, we had no borrowings under our credit facility and total debt of $3.9 million, consisting of other long-term obligations and finance leases. Cash used in operating activities totaled $8.7 million for first fiscal quarter of 2026.

Merger with Mission Produce, Inc.

As previously disclosed on January 14, 2026, Calavo Growers, Inc. entered into an Agreement and Plan of Merger with Mission Produce and certain subsidiaries of Mission Produce (the “Merger Agreement”). There have been no material changes to the terms of the Merger Agreement during the three months ended January 31, 2026. The Board of Directors of both companies have approved the transaction, which is expected to close in the third fiscal quarter of 2026, subject to the receipt of required regulatory approvals, the approvals of Mission Produce stockholders and Calavo shareholders, and the satisfaction of other customary closing conditions.

About Calavo Growers, Inc.

Calavo Growers, Inc. (Nasdaq: CVGW) is a global leader in the processing and distribution of avocados, tomatoes, papayas and guacamole. Calavo products are sold under the trusted Calavo brand name, proprietary sub-brands, private label and store brands. Founded in 1924, Calavo has a rich culture of innovation, sustainable practices and market growth. The Company serves retail grocery, foodservice, club stores, mass merchandisers, food distributors and wholesalers worldwide. Calavo is headquartered in Santa Paula, California, with facilities throughout the U.S. and Mexico. Learn more about The Family of Fresh™ at calavo.com.

Forward Looking Statements

This press release contains statements relating to future events and results of Calavo (including financial projections and business trends) that are “forward-looking statements,” as defined in the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties, and assumptions. These statements are based on our current expectations and are not promises or guarantees. If any of the risks or uncertainties materialize or the assumptions prove incorrect, the results of Calavo may differ materially from those expressed or implied by such forward-looking statements and assumptions. The use of words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” and “believes,” among others, generally identify forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including, but not limited to, statements about trends in sales and volume growth of tomatoes, avocados and guacamole products in the United States and international markets; the success and profitability of certain branded products; the seasonality of certain retail and foodservice opportunities; the benefits of the proposed transaction involving Calavo and Mission Produce, including future financial and operating results, Calavo’s and Mission Produce’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts; any statements of the plans, strategies and objectives of management for future operations, including execution of restructuring and integration (including information technology systems integration) plans; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on Calavo and its financial performance; statements regarding pending internal or external investigations, legal claims or tax disputes; statements regarding our cybersecurity risk management and planned enhancements to controls and documentation; statements regarding working capital and liquidity, including the timing and magnitude of tariff prepayments and the timing of value added tax (“IVA”) refund collections in Mexico; statements regarding the timing and outcomes of legal and tax proceedings in Mexico, including the recovery of IVA receivables and the resolution of assessments by the Mexican Tax Administrative Service (“SAT”); statements regarding potential changes in Mexico’s tax policies or enforcement actions and the expected effects on our operations, costs, tax positions or liquidity; any statements of expectation or belief; and any statements about future risks associated with doing business internationally (including possible restrictive U.S. and foreign governmental actions, such as restrictions on transfers of funds, restrictions as a result of trade protection measures such as import/export/customs duties, tariffs and/or quotas).

Risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied by the forward-looking statements include, but are not limited to, the following: the ability to obtain the requisite Calavo and Mission Produce stockholder approvals; the risk that Calavo or Mission Produce may be unable to obtain governmental and regulatory approvals required for the proposed transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully or that the integration will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Calavo’s or Mission Produce’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; adverse economic conditions; reductions in spending from Calavo or Mission Produce clients, a slowdown in payments by such clients; risks related to each company’s ability to attract new clients and retain existing clients; changes in client advertising, marketing, and corporate communications requirements; failure to manage potential conflicts of interest between or among clients of each company; the ability of our management team to work together successfully; the impact of weather on market conditions; seasonality of our business; sensitivity of our business to changes in market prices of avocados and other agricultural products and other raw materials including fuel, packaging and paper; changes or actions associated with USDA-APHIS and the Mexican Secretary of Agriculture, Secretariat of Agriculture and Rural Development (SADER) phytosanitary regulations (certification regulation for the importation of Hass avocados to the United States); potential disruptions to our supply chain; risks associated with potential future acquisitions, including integration; potential exposure to data breaches and other cyber-attacks on our systems or those of our suppliers or customers; dependence on large customers; dependence on key personnel and access to labor necessary for us to render services; susceptibility to wage inflation; potential for labor disputes; reliance on co-packers for a portion of our production needs; competitive pressures, including from foreign growers; risks of recalls and food-related injuries to our customers; changing consumer preferences; the impact of environmental regulations, including those related to climate change; risks associated with the environment and climate change, especially as they may affect our sources of supply; our ability to develop and transition new products and services and enhance existing products and services to meet customer needs, including but not limited to new guacamole products; risks associated with doing business internationally (including possible non-compliance with U.S. and foreign laws applicable to international trade and dealings and possible restrictive U.S. and foreign governmental actions, such as restrictions on transfers of funds and trade protection measures such as import/export/customs duties, tariffs and/or quotas and currency fluctuations); risks associated with receivables from, loans to and/or equity investments in unconsolidated entities; volatility in the value of our common stock; the impact of macroeconomic trends and events; the effects of increased interest rates on our cost of borrowing and consumer purchasing behavior; the resolution of pending internal and external investigations, legal claims and tax disputes, including an assessment imposed by the Mexican Tax Administrative Service (SAT) and our defenses against collection activities commenced by SAT; our ability to realize the expected expense savings from the sale of the Fresh Cut business; and risks related to enhanced regulatory scrutiny or inspection protocols, including detention holds by the U.S. Food and Drug Administration, which can result in shipment delays, third-party testing requirements, incremental logistics and handling costs, and inventory write-downs, and which could in the future result in additional delays, costs, loss of product value, or disruption to customer orders.

For further discussion of these risks and uncertainties and other risks and uncertainties that we face, please see the risk factors described in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) and any subsequent updates that may be contained in our Quarterly Reports on Form 10-Q and other filings with the SEC. Forward-looking statements contained in this press release are made only as of the date of this press release, and we undertake no obligation to update or revise the forward-looking statements, whether because of new information, future events or otherwise.

NO OFFER OR SOLICITATION

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

In connection with the proposed transaction, Mission Produce filed with the SEC a registration statement on Form S-4 (File Number 333-294128) (the “Registration Statement”) that includes the joint proxy statement of Calavo and Mission Produce and that constitutes a prospectus of Mission Produce (the “Joint Proxy Statement/Prospectus”), but the Registration Statement has not yet become effective. Each of Calavo and Mission Produce may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that Calavo or Mission Produce may file with the SEC. The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Mission Produce and shareholders of Calavo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CALAVO, MISSION PRODUCE AND THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain free copies of the registration statement and Joint Proxy Statement/Prospectus (if and when available) and other documents containing important information about Calavo, Mission Produce and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the Registration Statement and Joint Proxy Statement/Prospectus (if and when available) and other documents filed with the SEC by Calavo may be obtained free of charge on Calavo’s website at www.ir.calavo.com/financial-information/sec-filings or, alternatively, by directing a request by mail to Calavo’s Corporate Secretary at Attention: Corporate Secretary, Calavo Growers, Inc., 1141A Cummings Road, Santa Paula, CA 93060. Copies of the Registration Statement and Joint Proxy Statement/Prospectus (if and when available) and other documents filed with the SEC by Mission Produce may be obtained free of charge on Mission Produce’s website at www. investors.missionproduce.com/financial-information/sec-filings or, alternatively, by directing a request by mail to Mission Produce’s Corporate Secretary at Attention: Corporate Secretary, Mission Produce, 2710 Camino Del Sol, Oxnard, CA 93030

PARTICIPANTS IN THE SOLICITATION

Calavo, Mission Produce and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed transaction. Information about Calavo’s directors and executive officers is available in Calavo’s Annual Report on Form 10-K for the year ended October 31, 2025, as amended. Information about Mission Produce’s directors and executive officers is available in Mission Produce’s annual report on Form 10-K for the year ended October 31, 2025, and proxy statement for Mission Produce’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on February 24, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and Joint Proxy Statement/Prospectus, and all other relevant materials filed or to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Non-GAAP Financial Measures

This press release includes non-GAAP measures EBITDA, Adjusted EBITDA, Adjusted net income and Adjusted net income per diluted share, which are not prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” EBITDA is defined as Net income attributable to Calavo Growers, Inc. excluding (1) interest income and expense, (2) income tax (benefit) provision, (3) depreciation and amortization and (4) stock-based compensation expense. Adjusted EBITDA and Adjusted Net Income contain the following adjustments (1) M&A-related costs, (2) restructuring-related costs, including certain severance costs, (3) certain litigation, internal investigation and other related costs, (4) foreign currency gain (loss), (5) asset impairments, (6) impact of discrete tariff or other tax charges that are distortive to results, and (7) one-time items. We believe Adjusted EBITDA affords investors a different view of the overall financial performance of the Company than Adjusted net income and the GAAP measure of Net income.

Adjusted net income and the related measure of Adjusted net income per diluted share exclude certain items that are recognized and recorded under GAAP in particular periods but might be viewed as not necessarily coinciding with the underlying business operations for the periods in which they are so recognized and recorded. We believe Adjusted net income affords investors a different view of the overall financial performance of the Company than Adjusted EBITDA and the GAAP measure of Net income.

Management believes these measures are useful to investors because they (i) help isolate unusual items not indicative of ongoing operations and (ii) reflect how management monitors operating performance and allocates resources.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided in the financial tables below. Items are considered one-time in nature if they are non-recurring, infrequent or unusual and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules. Non-GAAP information should be considered as supplemental in nature and not as a substitute for, or superior to, any measure of performance prepared in accordance with GAAP. None of these metrics are presented as measures of liquidity. The way the Company measures EBITDA, Adjusted EBITDA and Adjusted net income may not be comparable to similarly titled measures presented by other companies and may not be identical to corresponding measures used in Company agreements.

Investor Contact

Financial Profiles, Inc.

Alex Villalta and Will Swett

calavo@finprofiles.com

310-622-8236

CALAVO GROWERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share amounts)

	Three months ended
	January 31,
	2026	2025

Net sales	$122,202	$154,385
Cost of sales	107,018	138,657
Gross profit	15,184	15,728
Selling, general and administrative	16,401	10,287
Expenses related to Mexican tax matters	230	395
Operating (loss) income	(1,447)	5,046
Foreign currency gain (loss)	2,590	(962)
Interest income	542	845
Interest expense	(129)	(213)
Other income, net	265	112
Income before income taxes and net (loss) income from unconsolidated entities	1,821	4,828
Provision for income taxes	(473)	(1,255)
Net (loss) income from unconsolidated entities	(544)	862
Net income	804	4,435
Less: Net income attributable to noncontrolling interest	(72)	(20)
Net income attributable to Calavo Growers, Inc.	$732	$4,415

Calavo Growers, Inc.’s net income per share:
Basic	$0.04	$0.25
Diluted	$0.04	$0.25

Number of shares used in per share computation:
Basic	17,874	17,837
Diluted	17,894	17,901

CALAVO GROWERS, INC.

NET SALES AND GROSS PROFIT BY BUSINESS SEGMENT (UNAUDITED)

(in thousands)

	Fresh	Prepared	Total
	(All amounts are presented in thousands)
Three months ended January 31, 2026
Net sales	$104,687	$17,515	$122,202
Cost of sales	94,374	12,644	107,018
Gross profit	$10,313	$4,871	$15,184

Three months ended January 31, 2025
Net sales	$139,795	$14,590	$154,385
Cost of sales	127,658	10,999	138,657
Gross profit	$12,137	$3,591	$15,728

CALAVO GROWERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands)

	January 31,	October 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$47,670	$61,155
Accounts receivable, net of allowances of $2,539 (2026) and $3,336 (2025)	40,557	31,647
Inventories	37,770	33,604
Prepaid expenses and other current assets	9,034	7,649
Advances to suppliers	15,305	13,075
Income taxes receivable	2,296	2,296
Total current assets	152,632	149,426
Property, plant, and equipment, net	48,524	49,435
Operating lease right-of-use assets	15,518	16,333
Investments in unconsolidated entities	1,666	2,210
Deferred income tax assets	8,317	8,317
Goodwill	10,211	10,211
Other assets	61,315	56,317
Total assets	$298,183	$292,249
Liabilities and shareholders’ equity
Current liabilities:
Payable to growers	$19,612	$15,353
Trade accounts payable	7,351	8,374
Accrued expenses	26,518	21,237
Income tax payable	123	63
Mexico tax liability	11,000	11,000
Current portion of operating leases	3,602	3,568
Current portion of long-term obligations and finance leases	875	885
Total current liabilities	69,081	60,480
Long-term liabilities:
Long-term portion of operating leases	14,048	14,962
Long-term portion of obligations and finance leases	3,871	4,051
Other long-term liabilities	3,842	4,198
Total long-term liabilities	21,761	23,211
Commitments and contingencies Shareholders’ equity:
Common stock ($0.001 par value, 100,000 shares authorized; 17,874 (2026) and 17,855 (2025) shares issued and outstanding)	18	18
Additional paid-in capital	180,637	179,082
Retained earnings	24,996	27,840
Total Calavo Growers, Inc. shareholders’ equity	205,651	206,940
Noncontrolling interest	1,690	1,618
Total shareholders’ equity	207,341	208,558
Total liabilities and shareholders’ equity	$298,183	$292,249

CALAVO GROWERS, INC.

RECONCILIATION OF ADJUSTED NET INCOME AND ADJUSTED NET INCOME PER DILUTED SHARE (UNAUDITED)

(in thousands, except per share amounts)

The following table presents Adjusted net income (loss) and Adjusted net income (loss) per diluted share, each a non-GAAP measure, and reconciles them to Net income (loss) attributable to Calavo Growers, Inc., and Diluted earnings per share, which are the most directly comparable GAAP measures. During the first quarter of fiscal 2025, we modified our calculation of Adjusted net income and Adjusted EBITDA to remove income (loss) from unconsolidated entities from excluded items. During the third quarter of fiscal 2025, we further modified our calculation of Adjusted net income to add back stock-based compensation expense. Management believes this modification enhances comparability with industry peers and provides a clearer representation of our core operating performance. Prior-period amounts have been recast for comparability where applicable. This modification does not impact previously reported GAAP financial results. See “Non-GAAP Financial Measures” earlier in this release for additional information about these non-GAAP financial measures.

	Three months ended January 31,
	2026	2025
Net income	$804	$4,435
Less: Net income attributable to noncontrolling interest	(72)	(20)
Net income attributable to Calavo Growers, Inc.	732	4,415
Non-GAAP adjustments:
Expenses related to Mexican tax matters (a)	230	395
Professional fees related to internal investigation and related expenses (b)	73	677
Foreign currency loss (gain) (c)	(2,590)	962
Stock-based compensation	1,774	272
M&A-related costs (d)	4,907	—
Fresh Cut Business legal settlement (e)	600	—
Onboarding costs (f)	466	—
Tax impact of adjustments (g)	(1,420)	(438)
Adjusted net income attributable to Calavo Growers, Inc.	$4,772	$6,283

Calavo Growers, Inc.’s net income per share:
Diluted EPS (GAAP)	$0.04	$0.25
Adjusted net income per diluted share	$0.27	$0.35

Number of shares used in per share computation:
Diluted	17,894	17,901

(a)

For the three months ended January 31, 2026 and 2025, we incurred $0.2 million and $0.4 million, respectively, of professional fees related to our Mexican tax matters. “Mexican tax matters” refers to proceedings with the SAT, including the recovery of IVA receivables, the 2013 Mexico assessment, and legal and advisory services connected to the recent court recognition of Calavo de México as a maquiladora. Additional information is provided in our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2026.

(b)

For the three months ended January 31, 2026, and 2025, we incurred less than $0.1 million and $0.7 million, respectively, of professional fee expenses related to the Foreign Corruption Practices Act investigation in Mexico.

(c)

Due to the change in the Mexican peso to the U.S. dollar exchange rates, foreign currency remeasurement gains, net of losses, for the three months ended January 31, 2026 were $2.6 million. Foreign currency remeasurement losses, net of gains, for the three months ended January 31, 2025 were $1.0 million.

(d)

For the three months ended January 31, 2026, we incurred $4.9 million of M&A-related costs incurred in connection with execution of the Merger Agreement with Mission Produce, including legal, advisory, and other deal-related professional fees.

(e)

Represents a legal settlement recorded in connection with a legacy employment matter related to the Company’s former Fresh Cut Business, which was sold in August 2024. The charge reflects the resolution of the matter and is not indicative of current operations.

(f)	Represents onboarding and transition costs associated with recent senior leadership changes. These costs are considered non-recurring and not indicative of ongoing operating results.
(g)	Tax impact of non-GAAP adjustments are based on effective year-to-date tax rates.

CALAVO GROWERS, INC.

RECONCILIATION OF EBITDA AND ADJUSTED EBITDA (UNAUDITED)

(in thousands)

The following table presents EBITDA and Adjusted EBITDA, each a non-GAAP measure, and reconciles them to Net income (loss) attributable to Calavo Growers, Inc., which is the most directly comparable GAAP measure. During the first quarter of fiscal 2025, we modified our calculation of Adjusted net income and Adjusted EBITDA to remove income (loss) from unconsolidated entities from excluded items. Management believes this modification enhances comparability with industry peers and provides a clearer representation of our core operating performance. Prior-period amounts have been recast for comparability where applicable. This modification does not impact previously reported GAAP financial results. See “Non-GAAP Financial Measures” earlier in this release for additional information about these non-GAAP financial measures.

	Three months ended January 31,
	2026	2025
Net income	$804	$4,435
Less: Net income attributable to noncontrolling interest	(72)	(20)
Net income attributable to Calavo Growers, Inc.	732	4,415
Interest income	(542)	(845)
Interest expense	129	213
Provision for income taxes	473	1,255
Depreciation and amortization	1,754	1,942
Stock-based compensation	1,774	272
EBITDA	$4,320	$7,252

Adjustments:
Expenses related to Mexican tax matters (a)	230	395
Professional fees related to internal investigation and related expenses (b)	73	677
Foreign currency loss (gain) (c)	(2,590)	962
M&A-related costs (d)	4,907	—
Fresh Cut Business legal settlement (e)	600	—
Onboarding costs (f)	466	—
Adjusted EBITDA	$8,006	$9,286

See prior page for footnote references.